UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. **)*

ENTERPRISE PRODUCTS PARTNERS L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

293792-10-7
(CUSIP Number)

Richard H. Bachmann
1100 Louisiana Street, 10th Floor
Houston, Texas 77002
(713) 381-6500

(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

March 31, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This Schedule 13D includes amendments to prior Schedule 13Ds made by reporting persons as further explained in Item 1.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	293792-10-7
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Randa Duncan Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
701,956,852
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
701,956,852
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
701,956,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS)	☐	N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.1%
14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No.	293792-10-7
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
The Voting Trustees of the Dan Duncan LLC Voting Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No.	293792-10-7
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
The Voting Trustees of the EPCO, Inc. Voting Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
680,180,154
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
680,180,154
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
680,180,154
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.1%
14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No.	293792-10-7
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
EPCO Holdings, Inc. 20-2936507
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
593,479,815
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
593,479,815
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
593,479,815
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.2%
14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.	293792-10-7
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
EPCO Investments L.P. (successor-by-merger to EPCO Investments, LLC) 46-2559246
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
4,346,154
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
4,346,154
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,346,154
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%
14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.	293792-10-7
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Enterprise Products Company (formerly EPCO, Inc.) 74-1675622
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
680,180,154
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
680,180,154
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
680,180,154
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.1%
14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.	293792-10-7
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Dan Duncan LLC 76-0516773
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☐
(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON
OO - limited liability company

Item 1. Security and Issuer.

This Schedule 13D relates to the common units (the “Common Units”) representing limited partner interests in Enterprise Products Partners L.P., a Delaware limited partnership (the “Issuer” or “EPD”), whose principal offices are located at 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

This Schedule 13D represents (i) Amendment No. 21 to the Schedule 13D originally filed by certain reporting persons with the Commission on August 14, 2003, as amended by Amendment No. 1 thereto, filed on September 15, 2003, Amendment No. 2 thereto, filed on December 19, 2003, Amendment No. 3 thereto, filed on June 2, 2004, Amendment No. 4 thereto, filed on August 20, 2004, Amendment No. 5 thereto, filed on April 13, 2005, Amendment No. 6 thereto, filed on February 15, 2007, Amendment No. 7 thereto, filed on February 29, 2008, Amendment No. 8 thereto, filed on April 29, 2009, Amendment No. 9 thereto, filed on June 30, 2009, Amendment No. 10 thereto, filed on September 10, 2009, Amendment No. 11 thereto, filed on November 5, 2009, Amendment No. 12 thereto, filed on May 19, 2010, Amendment No. 13 thereto, filed on September 15, 2010, Amendment No. 14 thereto, filed on December 2, 2010, Amendment No. 15 thereto, filed on January 18, 2011, Amendment No. 16 thereto, filed on September 15, 2011, Amendment No. 17 thereto, filed on August 16, 2013, Amendment No. 18 thereto, filed on March 19, 2015, Amendment No. 19 thereto, filed on June 24, 2016, and Amendment No. 20 thereto, filed on March 20, 2018 (the “Original Schedule 13D”) and (ii) Amendment No. 10 to the Schedule 13D originally filed by other reporting persons with the Commission on April 8, 2010 following the death of Dan L Duncan on March 29, 2010, as amended by Amendment No. 1 thereto, filed on May 19, 2010, Amendment No. 2 thereto, filed on September 15, 2010, Amendment No. 3 thereto, filed on December 2, 2010, Amendment No. 4 thereto, filed on January 18, 2011, Amendment No. 5 thereto, filed on September 15, 2011, Amendment No. 6 thereto, filed on August 16, 2013, Amendment No. 7 thereto, filed on March 19, 2015, Amendment No. 8 thereto, filed on June 24, 2016, and Amendment No. 9 thereto, filed on March 20, 2018 (the “Duncan Trustee Schedule 13D”).

Item 2. Identity and Background.

Item 2 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated to read in its entirety as follows:

This Schedule 13D is being filed by:

(i)	Randa Duncan Williams, a citizen of the United States of America residing in Houston, Texas (“Ms. Williams”);

(ii)	the voting trustees (the “DD LLC Trustees”) of the Dan Duncan LLC Voting Trust (the “DD LLC Voting Trust”) pursuant to the Dan Duncan LLC Voting Trust Agreement by and among Dan Duncan LLC, Dan L Duncan as the sole member and Dan L Duncan as the initial voting trustee (the “DD LLC Trust Agreement”);

(iii)	the voting trustees (the “EPCO Trustees”) of the EPCO, Inc. Voting Trust (the “EPCO Voting Trust”) pursuant to the EPCO, Inc. Voting Trust Agreement, by and among EPCO, Inc., Dan L Duncan as the shareholder and Dan L Duncan as the initial voting trustee (the “EPCO Trust Agreement”);

(iv)	EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”);

(v)	EPCO Investments L.P., a Texas limited partnership previously named “EPCO Investments Partnership L.P.” (and successor-by merger to EPCO Investments, LLC, a Texas limited liability company) (“EPCO Investments”);

(vi)	Enterprise Products Company (formerly EPCO, Inc.), a Texas corporation (“EPCO”); and

(vii)	Dan Duncan LLC, a Texas limited liability company (“DD LLC” and together with Ms. Williams, the DD LLC Trustees, the EPCO Trustees, EPCO Holdings, EPCO Investments and EPCO, the “Reporting Persons”).

Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D or the Duncan Trustee Schedule 13D, as applicable.

Ms. Williams is a voting trustee of each of the DD LLC Voting Trust and the EPCO Voting Trust. Ms. Williams is currently Chairman and a Director of EPCO and Chairman of the Board and a Director of Enterprise Products Holdings LLC, a Delaware limited liability company and the sole general partner of the Issuer (“EPD GP”). The business address of Ms. Williams is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

The DD LLC Trustees are voting trustees that collectively hold record ownership of the sole membership interest in DD LLC, on behalf of EPCO, as the economic owner of the membership interests. The voting trustees under the DD LLC Trust Agreement consist of up to three trustees. The current DD LLC Trustees are: (1) Ms. Williams, a daughter of Dan L Duncan; (2) Dr. Ralph S. Cunningham; and (3) Mr. Richard H. Bachmann. The DD LLC Trustees collectively obtained record ownership of the sole membership interest in DD LLC on March 29, 2010 as a result of the passing of Dan L Duncan. The DD LLC Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expenses deemed necessary and proper for administering the DD LLC Trust Agreement and to reimbursement and indemnification. The DD LLC Trust Agreement is governed by Texas law. The business address of the DD LLC Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

The EPCO Trustees are voting trustees that collectively hold record ownership of a majority of the outstanding shares of Class A Common Stock, the only class of capital stock with voting rights (the “Class A Common Stock”), in EPCO, on behalf of family trusts for the benefit of the descendants of Dan L Duncan (the “Duncan Family Trusts”), as the economic owners of such shares. The voting trustees under the EPCO Trust Agreement consist of up to three voting trustees. The current EPCO Trustees are: (1) Ms. Williams; (2) Dr. Cunningham; and (3) Mr. Bachmann. The EPCO Trustees collectively obtained record ownership of the Class A Common Stock of EPCO on March 29, 2010 as a result of the passing of Dan L Duncan. The EPCO Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expenses deemed necessary and proper for administering the EPCO Trust Agreement and to reimbursement and indemnification. The EPCO Trust Agreement is governed by Texas law. The business address of the EPCO Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Dr. Cunningham is currently a Vice Chairman of EPCO and an advisory director of EPD GP. Dr. Cunningham is a U.S. citizen.

Mr. Bachmann is currently (i) Chief Executive Officer, President and a Director of EPCO, (ii) President, Chief Executive Officer and a Manager of DD LLC and (iii) Vice Chairman of the Board and a Director of EPD GP. Mr. Bachmann is a U.S. citizen.

EPCO is an entity, a portion of whose capital stock is owned directly by the Duncan Family Trusts. However, EPCO is controlled by the EPCO Trustees, who collectively hold a majority of the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to the Issuer and its general partner. EPCO’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

100% of the outstanding limited partner interests of EPCO Investments is owned directly by EPCO. The sole general partner of EPCO Investments is EPCO Investments GP LLC, a Texas limited liability company and an affiliate of EPCO (“EPCO Investments GP”). EPCO Investments has no independent operations and its principal function is to hold equity securities in the Issuer. EPCO Investments’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

DD LLC is an entity owned economically by EPCO. However, DD LLC is controlled by the DD LLC Trustees through their collective holding of the sole membership interest in DD LLC. DD LLC owns 100% of the membership interests in EPD GP. DD LLC has no independent operations, and its principal function is to hold the membership interests in EPD GP. DD LLC’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO and EPCO Holdings and the managers and executive officers of DD LLC and EPCO Investments GP (collectively, the “Listed Persons”).

During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The subsection titled “Contributions to Employee Partnerships” included in Item 3 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated to read in its entirety as follows:

Contributions to Employee Partnerships

(a) In February 2016, EPCO formed EPD PubCo Unit I L.P. (“EPD PubCo I”), EPD PubCo Unit II L.P. (“EPD PubCo II”) and EPD PrivCo Unit I L.P. (“EPD PrivCo I”), (b) in April 2016, EPCO formed EPD PubCo Unit III L.P. (“EPD PubCo III”), and (c) in December 2018, EPCO formed EPD 2018 Unit IV L.P. (“EPD IV”) and EPCO Unit II L.P. (“EPCO II” and together with EPD PubCo I, EPD PubCo II, EPD PrivCo I, EPD PubCo III and EPD IV, the “Employee Partnerships”), each to serve as an incentive arrangement for certain employees of EPCO through a “profits interest” in the Employee Partnerships.

On February 22, 2016, EPCO Holdings contributed (i) 2,723,052 Common Units to EPD PubCo I, (ii) 2,834,198 Common Units to EPD PubCo II, and (iii) 1,111,438 Common Units to EPD PrivCo I (collectively, the “February 2016 Contributions”), all such Common Units having a then current fair market value of $23.41 per unit, as measured by the closing sales price per Common Unit on The New York Stock Exchange on February 22, 2016. On April 6, 2016, EPCO Holdings contributed 105,000 Common Units to EPD PubCo III (the “April 2016 Contribution”), all such Common Units having a then current fair market value of $23.86 per unit, as measured by the closing sales price per Common Unit on The New York Stock Exchange on April 5, 2016. On December 3, 2018, EPCO Holdings contributed (i) 6,400,000 Common Units to EPD IV and (ii) 1,600,000 Common Units to EPCO II (collectively, the “December 2018 Contributions” and together with the February 2016 Contributions and the April 2016 Contribution, the “Contributions”), all such Common Units having a then current fair market value of $27.02 per unit, as measured by the closing sales price per Common Unit on The New York Stock Exchange on December 3, 2018. In exchange for the Contributions, EPCO Holdings was admitted as the Class A limited partner of each Employee Partnership. Certain EPCO employees were issued Class B limited partner interests and admitted as Class B limited partners of each Employee Partnership without any capital contribution. The profits interest awards (or Class B limited partner interests) in each Employee Partnership entitle the holder to participate in the appreciation in value of Common Units and increases in quarterly cash distributions paid on Common Units, and are subject to forfeiture. EPCO serves as the general partner of each Employee Partnership.

The subsection titled “Phantom Unit Awards to Ms. Williams” included in Item 3 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated to read in its entirety as follows:

Phantom Unit Awards to Ms. Williams

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 21, 2017, effective as of February 16, 2017, Ms. Williams received an award (the “2017 Phantom Unit Award”) of 300,000 phantom units (the “2017 Phantom Units”) pursuant to the 2008 Enterprise Products Long-Term Incentive Plan (Third Amendment and Restatement) (as further amended from time to time, the “2008 Plan”). The 2017 Phantom Units vest on February 16, 2021 and will expire upon vesting and settlement thereof in exchange for an equal number of Common Units.

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 14, 2018, effective as of February 12, 2018, Ms. Williams received an award (the “2018 Phantom Unit Award”) of 335,000 phantom units (the “2018 Phantom Units”) pursuant to the 2008 Plan. The 2018 Phantom Units vest on February 16, 2022 and will expire upon vesting and settlement thereof in exchange for an equal number of Common Units.

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 13, 2019, effective as of February 11, 2019, Ms. Williams received an award (the “2019 Phantom Unit Award”) of 370,000 phantom units (the “2019 Phantom Units”) pursuant to the 2008 Plan. The 2019 Phantom Units vest on February 16, 2023 and will expire upon vesting and settlement thereof in exchange for an equal number of Common Units.

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 10, 2020, effective as of February 6, 2020, Ms. Williams received an award (the “2020 Phantom Unit Award” and together with the 2017 Phantom Unit Award, the 2018 Phantom Unit Award and the 2019 Phantom Unit Award, the “Phantom Unit Awards”) of 400,000 phantom units (the “2020 Phantom Units”) pursuant to the 2008 Plan. The 2020 Phantom Units vest on February 16, 2024 and will expire upon vesting and settlement thereof in exchange for an equal number of Common Units.

The subsection titled “DRIP Unit Purchases” included in Item 3 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended to add the following paragraphs:

In August 2018, (i) EPCO Holdings acquired an aggregate of 3,506,459 Common Units and (ii) the Duncan Family Trusts acquired an aggregate of 211,376 Common Units, in each case, pursuant to the DRIP at approximately $28.52 per Common Unit.

In November 2018, the Duncan Family Trusts acquired an aggregate of 262,808 Common Units, in each case, pursuant to the DRIP at approximately $26.28 per Common Unit.

In February 2019, the Duncan Family Trusts acquired an aggregate of 250,912 Common Units, in each case, pursuant to the DRIP at approximately $28.14 per Common Unit.

In May 2019, the Duncan Family Trusts acquired an aggregate of 252,896 Common Units, in each case, pursuant to the DRIP at approximately $28.51 per Common Unit.

In August 2019, the Duncan Family Trusts acquired an aggregate of 261,412 Common Units, in each case, pursuant to the DRIP at approximately $28.17 per Common Unit.

In November 2019, the Duncan Family Trusts acquired an aggregate of 285,684 Common Units, in each case, pursuant to the DRIP at approximately $26.32 per Common Unit.

In February 2020, Alkek and Williams, Ltd., an affiliate of Ms. Williams’ spouse (“Alkek”), acquired an aggregate of 6,812 Common Units pursuant to the DRIP at approximately $26.27 per Common Unit.

The source of the funds used for each of these purchases (collectively, the “2018-2020 DRIP Unit Purchases”) was the quarterly cash distributions paid by the Issuer to EPCO Holdings, the relevant Duncan Family Trust or Alkek (as applicable) with respect to the Common Units held by such Common Unit holder.

Item 3 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby further amended to add the following paragraphs:

DD LLC Transactions

Immediately prior to October 1, 2018, DD LLC was the direct owner of 1,736,797 Common Units.

Effective as of October 1, 2018, DD LLC distributed all of the Common Units directly held by it to certain of the Duncan Family Trusts, collectively representing the then-current economic owners of an aggregate of 100% of the membership interests in DD LLC subject to the DD LLC Trust Agreement, on a pro rata basis (the “DD LLC Common Unit Distribution”). As a result of the DD LLC Common Unit Distribution, an aggregate of 100% of the Common Units previously owned directly by DD LLC became directly owned by such Duncan Family Trusts, and DD LLC ceased to own any Common Units (although DD LLC continued to own 100% of the membership interests in EPD GP).

Immediately prior to December 31, 2019, certain of the Duncan Family Trusts collectively were the economic owners of 100% of the membership interests in DD LLC, subject to the DD LLC Trust Agreement.

Effective as of December 31, 2019, each of such Duncan Family Trusts transferred its pro rata portion of such economic ownership (represented by voting trust certificates issued under the DD LLC Trust Agreement) to EPCO (the “DD LLC Voting Trust Certificate Transfer”). As a result of the DD LLC Voting Trust Certificate Transfer, EPCO became the economic owner of 100% of the membership interests in DD LLC, subject to the DD LLC Trust Agreement. The DD LLC Common Unit Distribution and the DD LLC Voting Trust Certificate Transfer are collectively referred to herein as the “DD LLC Transactions.”

Dissolution and Liquidation of EPD PubCo III

Effective as of March 5, 2019, EPD PubCo III was dissolved and its assets were liquidated in accordance with the terms of its partnership agreement (the “EPD PubCo III Liquidation”). In connection with the EPD PubCo III Liquidation, since no Class B limited partner interests in EPD PubCo III remained outstanding as of such date, all 105,000 Common Units previously held directly by EPD PubCo III were distributed to EPCO Holdings, as the Class A limited partner of EPD PubCo III.

EPCO Investments 2019 Distribution

Effective as of May 15, 2019, EPCO Investments distributed 4,000,000 Common Units to EPCO, the direct owner of 100% of the outstanding limited partner interests of EPCO Investments (the “EPCO Investments 2019 Distribution”).

Dissolution and Liquidation of EPD PubCo I

Effective as of February 28, 2020, EPD PubCo I was dissolved and its assets were liquidated in accordance with the terms of its partnership agreement (the “EPD PubCo I Liquidation”). In connection with the EPD PubCo I Liquidation, of the 2,723,052 Common Units previously held directly by EPD PubCo I: (i) 292,736 Common Units were distributed to the Class B limited partners of EPD PubCo I, and (ii) 2,430,316 Common Units were distributed to EPCO Holdings, as the Class A limited partner of EPD PubCo I.

2019-2020 Market Purchases by the Duncan Family Trusts and Chaswil, Ltd.

Between December 2, 2019 and March 18, 2020, the Duncan Family Trusts purchased an aggregate of 3,581,856 Common Units on the open market at daily weighted average prices of between $11.35 and $27.99 per Common Unit.

On February 26, 2020, Chaswil, Ltd. (“Chaswil”), an affiliate of Ms. Williams’ spouse, purchased an aggregate of 8,000 Common Units on the open market at a weighted average price of $24.10 per Common Unit. On March 18, 2020, Chaswil purchased an aggregate of 51,000 Common Units on the open market at a weighted average price of $11.12 per Common Unit.

The source of the funds used for each of these purchases (collectively, the “2019-2020 Market Purchases”) included cash on hand and/or proceeds of margin loans.

Item 4. Purpose of the Transaction.

Item 4 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended to add the paragraphs below:

The information set forth under Item 3 is incorporated into this Item 4 by reference. The purpose of the Contributions to the Employee Partnerships is to create an incentive arrangement for certain employees of EPCO through a “profits interest” in the Employee Partnerships. The purpose of the Phantom Unit Awards is to promote the interests of EPCO, the Issuer, and EPD GP by providing Ms. Williams (as a key EPCO employee) with incentive compensation awards to encourage superior performance. The purpose of (i) the 2018-2020 DRIP Unit Purchases by EPCO Holdings, the Duncan Family Trusts and Alkek and (ii) the 2019-2020 Market Purchases by the Duncan Family Trusts and Chaswil, in each case, is to hold the purchased securities for investment purposes. The purpose of each of the DD LLC Transactions and the EPCO Investments 2019 Distribution is to simplify the corporate structure of the EPCO affiliates that directly own Common Units. The purpose of each of the EPD PubCo III Liquidation and the EPD PubCo I Liquidation is to distribute the Common Units previously held by each such Employee Partnership in accordance with the terms of its partnership agreement.

Other than described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5. Interests in Securities of the Issuer.

Item 5 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) As set forth herein, Randa Duncan Williams may be deemed to have beneficial ownership of 701,956,852 Common Units, representing approximately 32.1% of the outstanding Common Units, including Common Units deemed beneficially owned through her indirect influence as one of three voting trustees controlling EPCO. Ms. Williams has shared voting and dispositive power over the 701,956,852 Common Units consisting of (i) the 680,180,154 Common Units beneficially owned by EPCO, by virtue of her status as one of the EPCO Trustees, (ii) 5,215,641 Common Units owned directly by family trusts of which members of Ms. Williams’ immediate family are named beneficiaries, (iii) 16,064,308 Common Units owned directly by additional family trusts for which Ms. Williams serves as a director of an entity trustee, (iv) 414,619 Common Units owned directly by Alkek, (v) 9,090 Common Units owned by Ms. Williams’ spouse, (vi) 4,040 Common Units held jointly by Ms. Williams and her spouse and (vii) 69,000 Common Units owned directly by Chaswil. Ms. Williams disclaims beneficial ownership of the Common Units beneficially owned by the EPCO Trustees, the family trusts, Alkek and Chaswil, as described above, except to the extent of her voting and dispositive interests in such Common Units.

As set forth herein, the EPCO Trustees have shared voting and dispositive power over the 680,180,154 Common Units beneficially owned by EPCO, representing approximately 31.1% of the outstanding Common Units.

The Common Units beneficially owned by EPCO include: (i) 70,408,549 Common Units owned directly by EPCO; (ii) 4,346,154 Common Units owned directly by EPCO Investments; (iii) 593,479,815 Common Units owned directly by EPCO Holdings; (iv) 2,834,198 Common Units owned directly by EPD PubCo II; (v) 1,111,438 Common Units owned directly by EPD PrivCo I; (vi) 6,400,000 Common Units owned directly by EPD IV and (vii) 1,600,000 Common Units owned directly by EPCO II. EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO serves as the general partner of each of EPD PubCo II, EPD PrivCo I, EPD IV and EPCO II. EPCO directly owns 100% of the outstanding limited partner interests of EPCO Investments, and EPCO Investments GP (the sole general partner of EPCO Investments) is an affiliate of EPCO. Except as set forth in the EPCO Trust Agreement, voting with respect to Class A Common Stock by the EPCO Trustees is by majority vote.

DD LLC directly owns 100% of the membership interests in EPD GP.

EPCO Holdings holds directly 593,479,815 Common Units. As set forth herein, EPCO Holdings has shared voting and dispositive power over the 593,479,815 Common Units owned directly by it.

EPCO Investments holds directly 4,346,154 Common Units. As set forth herein, EPCO Investments has shared voting and dispositive power over the 4,346,154 Common Units owned directly by it.

As set forth herein, EPCO directly owns 70,408,549 Common Units and has shared voting and dispositive power over the 593,479,815 Common Units owned directly by EPCO Holdings and the 4,346,154 Common Units owned directly by EPCO Investments. EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO directly owns 100% of the outstanding limited partner interests of EPCO Investments, and EPCO Investments GP (the sole general partner of EPCO Investments) is an affiliate of EPCO. EPCO also serves as the general partner of each of the Employee Partnerships and therefore has shared voting and dispositive power over (i) the 2,834,198 Common Units owned directly by EPD PubCo II, (ii) the 1,111,438 Common Units owned directly by EPD PrivCo I, (iii) the 6,400,000 Common Units owned directly by EPD IV and (iv) the 1,600,000 Common Units owned directly by EPCO II.

The aforementioned ownership amounts of Common Units by the Reporting Persons are as of March 31, 2020, our most recent practicable date for this filing on Schedule 13D. The percentage ownership amounts are based on the 2,185,800,243 Common Units outstanding as of March 31, 2020 based on information provided by the Issuer.

(c) Except as otherwise set forth herein or below, none of the Reporting Persons has effected any transactions in Common Units in the past 60 days.

(d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer

The subsection titled “Margin Loan Accounts” included in Item 6 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated to read in its entirety as follows:

Margin Loan Accounts

As of March 31, 2020, EPCO Investments has margin loan accounts with various financial institutions, pursuant to which EPCO Investments has pledged an aggregate of 4,346,154 of the Common Units it owns as collateral.

As of March 31, 2020, EPCO has margin loan accounts with various financial institutions, pursuant to which EPCO has pledged an aggregate of 55,876,464 of the Common Units it owns as collateral.

Item 7.  Material to be Filed as Exhibits.

Item 7 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated in its entirety as follows:

99.1	Sixth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated effective as of November 22, 2010 (incorporated by reference to Exhibit 3.2 to the Form 8-K filed by the Issuer on November 23, 2010).
99.2	Amendment No. 1 to Sixth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated effective as of August 11, 2011 (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Issuer on August 16, 2011).
99.3	Amendment No. 2 to the Sixth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated as of August 21, 2014 (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Issuer on August 26, 2014).
99.4	Amendment No. 3 to the Sixth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated as of November 28, 2017 (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Issuer on December 1, 2017).
99.5	Amendment No. 4 to the Sixth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated as of February 26, 2019 (incorporated by reference to Exhibit 3.7 to Form 10-K filed by the Issuer on March 1, 2019).
99.6	Amendment No. 5 to the Sixth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated as of March 5, 2020 (incorporated by reference to Exhibit 3.1 to Form 8-K filed by the Issuer on March 5, 2020).
99.7	Support Agreement dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise GP Holdings L.P., DD Securities LLC, DFI GP Holdings L.P., Duncan Family Interests Inc., Duncan Family 2000 Trust and Dan L Duncan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on June 29, 2009).
99.8	Common Unit Purchase Agreement, dated September 3, 2009, between Enterprise Products Partners L.P. and EPCO Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on September 4, 2009).
99.9	Agreement and Plan of Merger dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Sub B LLC, TEPPCO Partners, L.P. and Texas Eastern Products Pipeline Company, LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer on June 29, 2009).
99.10	Agreement and Plan of Merger dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Sub A LLC, TEPPCO Partners, L.P. and Texas Eastern Products Pipeline Company, LLC (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by the Issuer on June 29, 2009).
99.11	Agreement and Plan of Merger, dated as of September 3, 2010, by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise ETE LLC, Enterprise GP Holdings L.P. and EPE Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer on September 6, 2010).
99.12	Agreement and Plan of Merger, dated as of September 3, 2010, by and among Enterprise Products GP, LLC, Enterprise GP Holdings L.P. and EPE Holdings, LLC (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by the Issuer on September 6, 2010).
99.13	Support Agreement, dated as of September 3, 2010, by and among Enterprise Products Partners L.P., DD Securities LLC, DFI GP Holdings L.P. EPCO Holdings, Inc. Duncan Family Interests, Inc. Dan Duncan LLC and DFI Delaware Holdings L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on September 6, 2010).

99.14	Distribution Waiver Agreement, dated as of November 22, 2010, by and among Enterprise Products Partners L.P., EPCO Holdings, Inc. and the EPD Unitholder named therein (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on November 22, 2010).
99.15	Agreement and Plan of Merger, dated as of April 28, 2011, by and among Enterprise Products Partners L.P., Enterprise Products Holdings LLC, EPD MergerCo LLC, Duncan Energy Partners L.P. and DEP Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer on April 29, 2011).
99.16	Voting Agreement, dated as of April 28, 2011, by and among Duncan Energy Partners L.P. and Enterprise GTM Holdings L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on April 29, 2011).
99.17	Eighth Amended and Restated Administrative Services Agreement, dated as of February 13, 2015, by and among Enterprise Products Company, EPCO Holdings, Inc., Enterprise Products Holdings LLC, Enterprise Products Partners L.P., Enterprise Products OLPGP, Inc., Enterprise Products Operating LLC, OTLP GP, LLC and Oiltanking Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on February 13, 2015).
99.18	Amended and Restated Credit Agreement dated as of January 15, 2015 among EPCO Holdings, Inc., as Borrower, the Lenders party thereto, and Citibank, N.A., as Administrative Agent and as Issuing Bank (incorporated by reference to Exhibit 99.16 to the Schedule 13D/A filed by the Reporting Persons on March 19, 2015).
99.19	Second Amended and Restated Pledge and Security Agreement, dated effective as of December 31, 2015, between EPCO Holdings, Inc., as Pledgor, and Citibank, N.A., as Administrative Agent, as Secured Party (incorporated by reference to Exhibit 99.19 to the Schedule 13D/A filed by the Reporting Persons on June 24, 2016).
99.20	First Amendment to Second Amended and Restated Pledge and Security Agreement, dated effective as of July 11, 2017, between EPCO Holdings, Inc., as Pledgor, and Citibank, N.A., as Administrative Agent, as Secured Party (incorporated by reference to Exhibit 99.18 to the Schedule 13D/A filed by the Reporting Persons on March 20, 2018).
99.21	Second Amended and Restated Credit Agreement dated as of September 13, 2017 among EPCO Holdings, Inc., as Borrower, the Lenders party thereto, and Citibank, N.A., as Administrative Agent and as Issuing Bank (incorporated by reference to Exhibit 99.19 to the Schedule 13D/A filed by the Reporting Persons on March 20, 2018).
99.22	Ratification and Amendment of Security Agreement, dated as of September 13, 2017, between EPCO Holdings, Inc., as Pledgor, and Citibank, N.A., as Administrative Agent, as Secured Party (incorporated by reference to Exhibit 99.20 to the Schedule 13D/A filed by the Reporting Persons on March 20, 2018).
99.23	Amended and Restated Agreement of Limited Partnership of EPD PubCo Unit I L.P. dated November 3, 2016 (incorporated by reference to Exhibit 10.17 to Form 10-K filed by the Issuer on February 24, 2017).
99.24	Amended and Restated Agreement of Limited Partnership of EPD PubCo Unit II L.P. dated November 3, 2016 (incorporated by reference to Exhibit 10.18 to Form 10-K filed by the Issuer on February 24, 2017).
99.25	Amended and Restated Agreement of Limited Partnership of EPD PrivCo Unit I L.P. dated November 3, 2016 (incorporated by reference to Exhibit 10.19 to Form 10-K filed by the Issuer on February 24, 2017).
99.26	Agreement of Limited Partnership of EPD PubCo Unit III L.P. dated April 6, 2016 (incorporated by reference to Exhibit 99.23 to the Schedule 13D/A filed by the Reporting Persons on June 24, 2016).
99.27	Agreement of Limited Partnership of EPD 2018 Unit IV L.P. dated December 3, 2018 (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Issuer on December 6, 2018).
99.28	Agreement of Limited Partnership of EPCO Unit II L.P. dated December 3, 2018 (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Issuer on December 6, 2018).
99.29	Joint Filing Agreement among the Reporting Persons dated March 20, 2018 (incorporated by reference to Exhibit 99.25 to the Schedule 13D/A filed by the Reporting Persons on March 20, 2018).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2020	RANDA DUNCAN WILLIAMS

	By:	(1)

Dated: April 17, 2020	The DD LLC TRUSTEES pursuant to the Dan Duncan LLC Voting Trust Agreement The EPCO TRUSTEES pursuant to the EPCO, Inc. Voting Trust Agreement
	By:	(1)(2)(3)

Dated: April 17, 2020	ENTERPRISE PRODUCTS COMPANY DAN DUNCAN LLC

	By:	(3)

(1)            /s/ Randa Duncan Williams

Randa Duncan Williams, individually and in the capacities set forth below, as applicable for the reporting persons noted above:

Trustee of the Dan Duncan LLC Voting Trust Agreement; and

Trustee of the EPCO, Inc. Voting Trust Agreement.

(2)           /s/ Ralph S. Cunningham

Dr. Ralph S. Cunningham, in the capacities set forth below as applicable for the reporting persons noted above:

Trustee of the Dan Duncan LLC Voting Trust Agreement; and

Trustee of the EPCO, Inc. Voting Trust Agreement.

(3)            /s/ Richard H. Bachmann

Richard H. Bachmann, in the capacities set forth below as applicable for the reporting persons noted above:

Trustee of the Dan Duncan LLC Voting Trust Agreement;

Trustee of the EPCO, Inc. Voting Trust Agreement; and

President and Chief Executive Officer of Enterprise Products Company and Dan Duncan LLC.

Enterprise Products Partners LP Schedule 13D/A Signature Page

Dated: April 17, 2020	EPCO HOLDINGS, INC EPCO INVESTMENTS L.P. By: EPCO Investments GP LLC, its general partner
	By:	/s/ W. Randall Fowler
	Name:	W. Randall Fowler
	Title:	Executive Vice President and Chief Financial Officer

Enterprise Products Partners LP Schedule 13D/A Signature Page

APPENDIX A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

ENTERPRISE PRODUCTS COMPANY

Directors and Executive Officers of Enterprise Products Company (“EPCO”). Set forth below is the name, position with EPCO and present principal occupation or employment of each director and executive officer of EPCO. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with EPCO, Other Present Principal Occupation

Randa Duncan Williams	Chairman and Director Chairman and Director of each of Enterprise Products Holdings LLC and EPCO Holdings, Inc.; Chairman and Manager of each of Dan Duncan LLC and EPCO Investments GP LLC
Richard H. Bachmann

President, Chief Executive Officer and Director

Vice Chairman and Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of EPCO Holdings, Inc.; President, Chief Executive Officer and Manager of each of Dan Duncan LLC and EPCO Investments GP LLC

Dr. Ralph S. Cunningham	Vice Chairman
W. Randall Fowler

Executive Vice President, Chief Financial Officer and Director

Co-Chief Executive Officer, Chief Financial Officer and Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Financial Officer and Director of EPCO Holdings, Inc.; Executive Vice President, Chief Financial Officer and Manager of each of Dan Duncan LLC and EPCO Investments GP LLC

Appendix A - 1

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

EPCO HOLDINGS, INC.

Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, position with EPCO Holdings and present principal occupation or employment of each director and executive officer of EPCO Holdings. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings, Other Present Principal Occupation

Randa Duncan Williams	Chairman and Director Chairman and Director of each of Enterprise Products Company and Enterprise Products Holdings LLC; Chairman and Manager of each of Dan Duncan LLC and EPCO Investments GP LLC
Richard H. Bachmann

President, Chief Executive Officer and Director

Vice Chairman and Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of Enterprise Products Company; President, Chief Executive Officer and Manager of each of Dan Duncan LLC and EPCO Investments GP LLC

W. Randall Fowler

Executive Vice President, Chief Financial Officer and Director

Co-Chief Executive Officer, Chief Financial Officer and Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Financial Officer and Director of Enterprise Products Company; Executive Vice President, Chief Financial Officer and Manager of each of Dan Duncan LLC and EPCO Investments GP LLC

Appendix A - 2

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DAN DUNCAN LLC

Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, position with DD LLC and present principal occupation or employment of each manager and executive officer of DD LLC. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation

Randa Duncan Williams	Chairman and Manager Chairman and Director of each of Enterprise Products Company, EPCO Holdings, Inc. and Enterprise Products Holdings LLC; Chairman and Manager of EPCO Investments GP LLC
Richard H. Bachmann

President, Chief Executive Officer and Manager

Vice Chairman and Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of each of Enterprise Products Company and EPCO Holdings, Inc.; President, Chief Executive Officer and Manager of EPCO Investments GP LLC

W. Randall Fowler

Executive Vice President, Chief Financial Officer and Manager

Co-Chief Executive Officer, Chief Financial Officer and Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Financial Officer and Director of each of EPCO Holdings, Inc. and Enterprise Products Company; Executive Vice President, Chief Financial Officer and Manager of EPCO Investments GP LLC

Appendix A - 3

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
EPCO INVESTMENTS GP LLC

Managers and Executive Officers of EPCO Investments GP LLC (“EPCO Investments GP”), the general partner of EPCO Investments L.P. Set forth below is the name, position with EPCO Investments GP and present principal occupation or employment of each manager and executive officer of EPCO Investments GP. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with EPCO Investments GP; Other Present Principal Occupation

Randa Duncan Williams	Chairman and Manager Chairman and Director of each of Enterprise Products Company, EPCO Holdings, Inc. and Enterprise Products Holdings LLC; Chairman and Manager of Dan Duncan LLC
Richard H. Bachmann

President, Chief Executive Officer and Manager

Vice Chairman and Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of each of Enterprise Products Company and EPCO Holdings, Inc.; President, Chief Executive Officer and Manager of Dan Duncan LLC

W. Randall Fowler

Executive Vice President, Chief Financial Officer and Manager

Co-Chief Executive Officer, Chief Financial Officer and Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Financial Officer and Director of each of EPCO Holdings, Inc. and Enterprise Products Company; Executive Vice President, Chief Financial Officer and Manager of Dan Duncan LLC

Appendix A - 4